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                              [LETTERHEAD OF WEB2U]

                                December 8, 2000

VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

   Re:    Withdrawal of Registration Statement on Form S-1
          (Registration No. 333-43020)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, MSU Corporation, a Florida corporation (the "Registrant"), hereby withdraws its registration statement on Form S-1 (Registration No.333-43020) originally filed with the Securities and Exchange Commission (the "Commission") on August 4, 2000 (the "Registration Statement").

         The Registrant is withdrawing the Registration Statement due to the current volatility of the stock market, which the Registrant believes will not allow any offering to the public for cash of the Registrant's securities at this time. The Registrant has decided to pursue other options.

         If you have any questions or comments, please feel free to contact the undersigned at any time at 44-1908-232100

                                        Very truly yours,

                                        /s/ DARRAN H. EVANS
                                        ------------------------
                                        Darran H. Evans
                                        Chief Executive Officer